

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2021

William F. Oplinger
Chief Financial Officer
Alcoa Corporation
201 Isabella Street, Suite 500
Pittsburgh, Pennsylvania 15212-5858

> **Re: Alcoa Corporation**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **File No. 001-37816**

Dear Mr. Oplinger:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing